[graphic omitted]

                          Publicity Traded Corporation
          Corporate Taxpayer Registration No. (CNPJ) 19.527.639/0001-58

                                  MATERIAL FACT

In accordance with CVM Directive 358/2002 and further to the Material Fact published January 05, 2005 and April 04, 2005, which addressed the arbitration award against the subsidiary Cat-Leo Energia S.A. ("Cat-Leo"), the administration of Companhia Forca e Luz Cataguazes-Leopoldina ("CFLCL") hereby serves notice that:

     1) Cat-Leo Energia S/A ("Cat-Leo"), a subsidiary controlled by CFLCL, was notified on April 11, 2005 of the ruling ("Appeal Ruling") pronounced by the Court of Arbitration of the International Chamber of Commerce ("ICC") in respect of the arbitration appeals filed by Cat-Leo against the arbitration award ("Award") pronounced by the ICC on January 3, 2005 under the arbitration proceedings brought by Alliant Energy Holdings do Brasil Ltda. ("Alliant") against Cat-Leo.

     2) The Appeal Ruling upholds the Award in its entirety, with the exception of the arbitration costs to be shouldered by Cat-Leo, which have been reduced from R$1,721,992 to R$1,098,376.

     3) CFLCL lastly notifies that Cat-Leo Construcoes, Industria e Servicos de Energia S/A, a subsidiary of CFLCL, and Alliant are seeking to settle their disputes concerning the Award and the Appeal Ruling.

The administration of CFLCL will keep the market posted on this matter.


                           Cataguases, April 11, 2005

                             Mauricio Perez Botelho
                           Investor Relations Director